June 30, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Attn:	Gregory Dundas

Re:	The Money Tree Inc.

Amendment No. 2 to Registration Statement on Form S-1 filed June 30, 2005

File No. 333-122531

Amendment No. 2 to Registration Statement on Form S-1 filed June 30, 2005

File No. 333-122533

Dear Mr. Dundas:

We are in receipt of your comment letter dated June 3, 2005 to The Money Tree Inc. We have addressed your comments in the letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced Amendments to the Registration Statement with changes responsive to your comments.

General

1.	Comment: Please incorporate all corresponding changes requested below into the Form S-1, file number 333-122533.

Response: We have incorporated all applicable corresponding changes requested below into the Form S-1, file number 333-122533.

2.	Comment: Please advise why each post-interest rate adjustment period debenture is not a new security requiring registration.

Response: We do not believe that the setting of a new interest rate at the end of each interest adjustment period should require a new registration under the Securities Act of 1933. The rate change and ability of the investor to redeem at the end of each interest adjustment period is one feature of the security that is contemplated and expressly provided for at the time the security is issued. Floating rate securities with a redemption feature are nothing new in the industry. (Please see, for example, Variable Rate Subordinated Debentures registered by First Franklin Financial Corporation, SEC Commission Number 333-55420.) Please also see SEC No Action Letter to Xerox Credit Corporation dated May 16, 1983 in which the Division determined it would not recommend any enforcement action if Xerox resets the interest rates on its notes annually

June 30, 2005

United States Securities and Exchange Commission

without compliance with the registration requirements of the Securities Act of 1933. In Xerox, the notes were issued under a shelf registration and were subject to interest adjustment on an annual basis during the term of the notes. Similar to our Debentures, Xerox would mail notice to its noteholders approximately one month prior to the interest adjustment and noteholders would then have the right to elect to have their notes repaid by giving notice. Noteholders who did not so elect would be paid the new interest rate.

In addition, most demand notes are variable rate notes that can be redeemed at any time by the investor. To our knowledge, the Staff has never claimed that demand notes should be re-registered on a monthly, weekly or daily basis.

The interest adjustment feature is a benefit to investors in that it allows them the ability to liquidate their security at the end of each interest adjustment period selected at the time of purchase. In the event that the Staff took the position that the beginning of each new interest adjustment period was a new security requiring registration, the company would most likely have to eliminate the redemption feature as re-registration would be commercially impracticable and would not accomplish the objective of protecting investors. In fact, it would have the opposite effect as investors would be holding a much less liquid security.

3.	Comment: Please include updated interim financial statements and MD&A in your next amendment. Refer to Rule 3-12 of Regulation S-X and Item 303(b) of Regulation S-K.

Response: We have included the required interim financial statements pursuant to Rule 3-12 of Regulation S-X and the related MD&A discussion.

Sales material

4.	Comment: Please reconcile the discussion of the use of sales material with the information in the second paragraph of Plan of Distribution, page 67, which refers to roadway signs and newspaper ads.

Response: Please be advised that the two newspaper advertisements previously submitted to the Commission (as modified in response to comment #5 below) will run regularly in local newspapers in certain of the areas in which we have branch offices in those states in which we have properly registered the securities for sale to the public. These ads will be used to generate interest in the securities. Potential investors who read these ads typically call the executive office or stop by a local branch office to obtain a copy of the Prospectus and investor kit previously described.

The roadway signs will be similarly used to generate interest in the securities. We have attached as Appendix A to this letter a copy of this signage (which contains less information than our local newspaper ads) for your review.

Finally, we intend to display a placard on the counter of certain of our branch office locations containing the general advertisement as revised and submitted herewith.

June 30, 2005

United States Securities and Exchange Commission

5.	Comment: The general and local paper advertisements appear to contain more information than is permitted under Rule 134. Please revise.

Response: We have attached as Appendix B to this letter the general and local newspaper ads which have been revised in an attempt to comply with Rule 134.

For the general ad, we have made the following changes:

•	we removed the enticing language at the top and replaced it with the more general factual statement “Earn up to 8.0% APY”;

•	we changed the description of the debentures to reflect the full title of the security “Series A Variable Rate Subordinated Debentures”;

•	we removed the sentence “Ask about our limited penalty for early withdrawal”;

•	we removed the statement “IRA’s and Retirement Investing Available”;

•	we removed the statement “Marvin Hall, Vice President – Investments”; and

•	we removed the sentence “Backed by the faith and credit of the corporation.”

For the two local newspaper ads, we have made the following changes:

•	we removed the enticing language at the top and replaced it with the more general factual statement “Earn up to 8.0% APY”;

•	we changed the description of the debentures to reflect the full title of the security “Series A Variable Rate Subordinated Debentures”; and

•	we removed the statement “97 locations in Georgia, Florida, Alabama and Louisiana”.

We believe the remaining information contained in these ads relate to the yield offered on the securities and, therefore, the ads now fully comply with the spirit of Rule 134.

Cover Page

6.	Comment: Please confirm that your cover page does not, or will not, exceed the one-page limit imposed by Item 501(a) of Regulation S-B. We note that currently it is on two pages.

Response: We have consolidated the cover page information onto a single page in accordance with Item 501(b) of Regulation S-K.

Risk Factors, page 12

7.	Comment: In the second risk factor, please include the disclosure found on page 38 that the company is “substantially reliant upon the net offering proceeds….”

Response: We have revised the second risk factor accordingly.

June 30, 2005

United States Securities and Exchange Commission

Management’s Discussion and Analysis

Overview, page 18

8.	Comment: We note your response to our prior comment 28 that your tabular presentation of gross receivables and contracts exclude bankrupt accounts. To avoid confusion and for consistency with your financial statements, please revise your tabular presentations of loans and contracts throughout your document to include bankrupt accounts that have not been charged-off. You may quantify the amounts of bankrupt accounts parenthetically or in a footnote to your tabular presentations.

Response: We have revised disclosures throughout the prospectus to show the amount of the bankrupt accounts separately as part of the data describing the contracts outstanding in order to present the information in a consistent manner with the financial statements.

Rate / Volume Analysis, page 22

9.	Comment: The total net increase in interest income on finance receivables for the fiscal year ended September 25, 2004 disclosed in this table does not agree to the total net increase as reported on your Consolidated Statements of Income. Please revise as necessary.

Response: The rate/volume analysis table inadvertently was missing a footnote that reconciles the total net increase to the amount reported in our financial statements. This footnote has been added to the table.

Loans and Contracts Liquidated and Outstanding, page 24

10.	Comment: We note your revised disclosure in response to our prior comment 38. Please revise to include a narrative explanation of what this tabular presentation depicts. The heading “Loans and Contracts Liquidated” may imply that the amounts disclosed represent cash flows. Clarify whether the amounts of refinancing disclosed in your tabular presentation represents cash flows and describe the nature of the cash flows.

Response: As a result of the expanded information requested by the Staff in comment #11 below, we believe the three tables previously focusing on the loans liquidated contained in the Provision for Credit Losses discussions under “Results of Operations” should be more appropriately consolidated to a single table containing all of the requested information and moved to the “Overview” section immediately following the loans originated table. This table now shows a complete roll-forward analysis of each category of outstanding finance receivables and all of the activity in that account during the period presented.

11.	Comment: Using the information disclosed in your tabular presentation here and the amounts of loans originated as disclosed on pages 18 and 19, please revise to include a tabular roll-forward for each category of receivables for each period presented.

Response: See our response to comment # 10 above.

June 30, 2005

United States Securities and Exchange Commission

12.	Comment: We note your response to our prior comment 54. Please revise to describe the changes in asset quality and other factors that resulted in the significant increases in charge-offs of your direct consumer loans and motor vehicle installment sales contracts. Quantify the amount of net charge-offs relative to the balance for each loan category and your total gross portfolio for each period presented.

Response: As an initial matter, we believe the discussion of our allowance for credit losses and delinquency in the MD&A is improperly contained in the Results of Operations section. Therefore, we have moved this discussion to a separate section immediately preceding the Results of Operations section. We have revised the disclosure and added a table analyzing our charge offs in accordance with your comments.

Delinquency Information, page 25

13.	Comment: Please revise to describe how you evaluate the delinquency status of an account that is delinquent when refinanced.

Response: We have revised the disclosure to indicate that, in general, delinquent accounts are not refinanced.

14.	Comment: We note your revised disclosure in response to our prior comment 39. Please revise to quantify the amount of interest income included in net income attributable to loans classified as non-accrual or restructured as of the period end. Refer to Instruction (2)(ii) of Item III.C.1 of Industry Guide 3.

Response: Please be advised that no interest was earned related to accounts placed on non-accrual status. Suspended interest is comprised of amounts that would have been earned had the account not been placed in non-accrual status. If a payment is made on a non-accrual account, the account is removed from non-accrual status and placed back on active status. Therefore, such interest income is included in our interest income amounts. Again, contrary to banks and other financial institutions subject to Industry Guide 3, our accounts are generally small balances with thousands of individuals making tracking of some of these data impracticable.

Business

Lending and Collection Operations, page 41

15.	Comment: We note your disclosure that refinancing represents a new loan with an existing customer in which a portion of the new loan is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. Please revise to quantify the gross amount of new loans that are the result of refinancing transactions, the amount that was used to repay existing loans, and the amount advanced to the customer for each period presented.

Response: We do not maintain data on “gross amounts of new loans” or “amounts advanced to customers” that are the result of refinancing. We track the payoff amount of existing loans in our collections data. We also segregate this information in our loan originations data from the total amounts of cash advanced to customers and other items

June 30, 2005

United States Securities and Exchange Commission

that comprise the total loan originations. Since the data requested by the Staff cannot be practicably compiled or accurately estimated, we respectively request that this comment be waived.

Allowance for Credit Losses, page 44

16.	Comment: We note your revised disclosure in response to our prior comments 52 and 70. To help investors understand the extent to which the various evaluations you perform impact your allowance, please revise to quantify the amount of your allowance for each period presented attributable to the following:

•	Your evaluation of net charge-offs relative to the average net receivables;

•	Your review of loans with higher balances;

•	Your evaluation of inherent risks and changes in the composition of your loan portfolio; and

•	Your consideration of delinquency trends, economic conditions, and industry factors.

Response: We have revised the allowance for credit losses discussion accordingly.

Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies – Income Recognition, page F-9

17.	Comment: We note your supplemental responses to our prior comments 66 and 68. Your disclosure regarding commissions on credit insurance products implies that your ability to earn and recognize commission revenues is dependent on the insurance coverage’s risk exposure. We do not note any disclosure regarding your non-credit insurance products. Your supplemental response appears to suggest that commissions are recognized over the term of the policy due to refund policies provided for in your agency agreement in the case of early termination of policies. Please revise your disclosure to clearly describe the following:

•	The nature of any contingencies related to the recognition of commissions on credit and non-credit insurance product sales;

•	Why do you defer revenue recognition over the life of the related contract; and

•	Your basis for using the insurance coverage’s risk exposure as your estimate of the term that you earn and recognize the commissions for credit and non-credit insurance products.

Response: We have revised Note 2 accordingly.

18.	Comment: Please revise to describe your accounting policy for recognizing commissions from motor club memberships.

Response: We have added a paragraph to Note 2 to describe our accounting policy for recognizing commissions from motor club memberships.

June 30, 2005

United States Securities and Exchange Commission

Note 2 – Summary of Significant Accounting Policies – Credit Losses, page F-11

19.	Comment: We note your supplemental response to our prior comment 71. Please tell us why there are contingency fees based upon the amount of the settlement with the insurance underwriter for your non-file insurance. Provide us with a hypothetical example explaining why and how you would determine the amount of the contingency fees associated with a non-file insurance claim and settlement. Related to your example, please describe the timing of the filed claim, when you would pay the contingency fee, and when you receive the settlement from the insurer.

Response: Pursuant to the discussion Michael Rafter had with Joyce Sweeney of the Staff, there has apparently been a misunderstanding relating to the settlement of the claims against our former insurance carrier. The settlement and payment of contingency fees to the law firm were unusual and non-recurring items. During fiscal year ended September 25, 2004, we decided to change credit insurance carriers. Our insurance company failed to pay us all outstanding prior submitted claims filed up until the date of termination of the relationship and all claims filed after the date of termination of the relationship which were still covered by the insurance policy. The insurance company also failed to pay retro commissions due to us. As a result of these unpaid claims which we believed we were legally entitled, we hired a law firm to represent us in the collection of these unpaid claims with our terminated insurance carrier. We agreed to pay our law firm a monthly retainer for as long as settlement negotiations took place and a contingency fee based on the amount of the settlement. After a period of negotiations through our law firm, we entered into a settlement agreement with our former insurance carrier for a lump sum payment for all outstanding claims submitted and unpaid. Upon receipt of payment by us from the insurance carrier, we paid our law firm the contingency fee as agreed. Since this was a one-time settlement (not a regular practice), a hypothetical example is not appropriate. We believe our treatment of the settlement and payment of the legal fees was proper.

Note 2 – Summary of Significant Accounting Policies – Non-file Insurance, page F-12

20.	Comment: We note your supplemental response to our prior comment 71 that the receivable is recorded at the time the claim is filed. Please tell us your basis for recording the receivable when the claim is filed. Tell us how you concluded that this does not represent a gain contingency. Refer to paragraph 17 of SFAS 5.

Response: We do not consider our recording of a claim receivable for the recovery of a loss we have incurred from an insured uncollectible receivable to be a gain contingency.

A gain contingency is a type of contingency whereby the outcome of future events may result in a gain or benefit to an entity. Examples of gain contingencies include contingent proceeds in a sale transaction, resolution of a dispute with the government, or pending litigation where the outcome results in a benefit.

Accounting for gain contingencies is described in SFAS 5, paragraph 17, which states, in part:

1. Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.

2. Adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.

It should be noted that the notion of “probable” is relevant in accounting for a loss contingency, but it is not relevant in accounting for a gain contingency. The relevant standard for recognizing a gain contingency in the financial statements is that realization is assured beyond a reasonable doubt. Therefore, substantially all uncertainties, if any, about the timing and amount of realization of gain contingencies should be resolved prior to recognition in the financial statements.

Because we have incurred a loss from the write-off or write-down of an uncollectible receivable and have followed the procedures necessary to document our collection efforts prior to filing a claim with the non-file insurance carrier, we believe we have accounted for the claim receivable properly.

June 30, 2005

United States Securities and Exchange Commission

Since we incurred a loss and expect to recover all or a portion of that loss through an insurance claim, we believe that an asset for the amount considered probable of recovery from the insurance claim (not to exceed the amount of the total losses incurred) should be recorded.

Additionally, In accordance with FASB Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises “FAS Con 5,” “Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash.” (emphasis added). Additionally, FAS Con 5 states that “An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”

Pursuant to the insurance policy, we must perform and document certain procedures to collect the delinquent receivable prior to filing a claim. We believe that the revenues are realizable and earned at the time that the claim is submitted, because the premium has been paid and we have performed the required collection procedures and are not obligated to render any additional services. Therefore we believe that we properly record the receivable at the time that the claim is submitted, and we do not record any claim receivable in excess of the loss we have incurred.

June 30, 2005

United States Securities and Exchange Commission

Note 8 – Debt, page F-20

21.	Comment: Please revise to clarify when interest and principal payments are due on your variable rate subordinated debentures and demand notes due to individuals.

Response: We have revised Note 8 accordingly.

Note 17 – Acquisitions, page F-28

22.	Comment: We note your response to our prior comment 60 that you did not purchase any loan portfolios outside of the business acquisitions reflected in Note 17 of the Consolidated Financial Statements. Please revise your disclosure to reconcile the amount of net receivables purchased disclosed in this note to the amount of gross receivables purchased as disclosed on pages 18 and 19.

Response: We have revised the acquisitions table in Note 17 accordingly.

Exhibits

23.	Comment: We note that the indentures of both issues are dated April 27, 2005. Please file the actual indentures as exhibits.

Response: The indentures have been re-filed as exhibits replacing the forms.

24.	Comment: Please revise the exhibit list to indicate that Exhibit 10.2 is not a form of the service agreement.

Response: The exhibit list has been revised accordingly.

*        *        *

June 30, 2005

United States Securities and Exchange Commission

Please call me at (229) 246-5288 with any questions you may have.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:        Michael K. Rafter, Esq.

APPENDIX A

[COMPANY LOGO]	THE MONEY TREE INC.
Earn Up To 8.00% Annual Percentage Yield

Investments By Prospectus Only

Call Toll Free 1 - 877 - 468 - 7878

APPENDIX B

[COMPANY LOGO]	Earn Up To 8.00%APY

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

INTEREST ADJUSTMENT TERM	ANNUAL EFFECTIVE YIELD*	ANNUAL INTEREST RATE	MINIMUM AMOUNT
1 Year	5.65	5.50	$500.00
2 Years	6.18	6.00	$500.00
4 Years	8.00	7.70	$500.00

Debentures: These are fixed rates for these terms.

EARLY WITHDRAWAL IS AT THE SOLE OPTION OF THE COMPANY.

SUBORDINATED DEMAND NOTES

DAILY BALANCE	$1.00-9,999	$10,000-49,999	$50,000 -99,999	$100,000 AND OVER
ANNUAL EFFECTIVE YIELD*	4.34	4.60	4.86	5.13
ANNUAL INTEREST RATE	4.25	4.50	4.75	5.00

Demand notes: deposit or withdraw any time with no penalties, subject to terms and conditions. Rates listed are current rates and subject to change at any time over life of the investment at the company’s option.

*	Compounded daily based on a 365 day year.

Call or come by the Executive Office for a free prospectus. Investment by prospectus only.

Before investing, please see risk factors in prospectus.

For Prospectus, write or call

THE MONEY TREE INC.

114 South Broad St. • Bainbridge, GA 39817

Toll Free 1-877-468-7878 • (229) 248-0990

E-mail: invest@themoneytreeinc.com • Web Site: www.themoneytreeinc.com

THIS ADVERTISEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED ABOVE. AN OFFER MAY ONLY BE MADE BY PROSPECTUS DATED _______________, 2005 AND THE RELATED PROSPECTUS SUPPLEMENTS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OR GUARANTEED BY ANY DEPOSITORY INSTITUTION, AND THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY.

[COMPANY LOGO]	Earn Up To 8.00%apy

The Money Tree Inc.

* Series A Variable Rate Subordinated Debentures- Maturity date in four years subject to automatic extension for one additional four-year period. Interest rate varies depending on the interest adjustment period selected. Redemption without penalty only at the end of each interest adjustment period.

* Subordinated Demand Notes- Interest rate varies depending upon the daily average balance held. Payable or redeemable at any time. Interest paid at the time of redemption.

Investments by Prospectus Only

THE MONEY TREE INC.

711 Westover Blvd. Suite 1

Albany, GA 31707

www.themoneytreeinc.com

Toll Free 1-877-468-7878

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

INTEREST ADJUSTMENT TERM	ANNUAL EFFECTIVE YIELD	ANNUAL INTEREST RATE	MINIMUM AMOUNT $500.00
1 Year	5.65	5.50	$500.00
2 Years	6.18	6.00	$500.00
4 Years	8.00	7.70	$500.00

Debentures: These are fixed rates for these terms.

SUBORDINATED DEMAND NOTES

DAILY BALANCE	$1.00 to $9,999	$10,000 to $49,999	$50,000 to $99,999	$100,000 AND OVER
ANNUAL EFFECTIVE YIELD*	4.34	4.60	4.86	5.13
ANNUAL INTEREST RATE	4.25	4.50	4.75	5.00

Subordinated Demand Note rates listed are current rates and are subject to change at anytime over the life of an investment at the Company’s option.

*	Compounded daily based on a 365 day year.

THE MONEY TREE INC.

114 S. Broad St.

Bainbridge, GA 39817

Call Marvin Hall or Cissie Franklin

THIS ADVERTISEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED ABOVE. AN OFFER MAY ONLY BE MADE BY PROSPECTUS DATED                      2005 AND THE RELATED PROSPECTUS SUPPLEMENTS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OR GUARANTEED BY ANY DEPOSITORY INSTITUTION, AND THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY.

[COMPANY LOGO]	Earn Up To 8.00%apy

The Money Tree Inc.

* Series A Variable Rate Subordinated Debentures- Maturity date in four years subject to automatic extension for one additional four-year period. Interest rate varies depending on the interest adjustment period selected. Redemption without penalty only at the end of each adjustment period.

* Subordinated Demand Notes- Interest rate varies depending upon the daily average balance held. Payable or redeemable at any time. Interest paid at the time of redemption.

Investments by Prospectus Only

www.themoneytreeinc.com

(229) 248-0990

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

INTEREST ADJUSTMENT TERM	ANNUAL EFFECTIVE YIELD *	ANNUAL INTEREST RATE	MINIMUM AMOUNT $500.00
1 Year	5.65	5.50	$500.00
2 Years	6.18	6.00	$500.00
4 Years	8.00	7.70	$500.00

Debentures: These are fixed rates for these terms.

SUBORDINATED DEMAND NOTES

DAILY BALANCE	$1.00 to $9,999	$10,000 to $49,999	$50,000 to $99,999	$100,000 AND OVER
ANNUAL EFFECTIVE YIELD*	4.34	4.60	4.86	5.13
ANNUAL INTEREST RATE	4.25	4.50	4.75	5.00

Subordinated Demand Note rates listed are current rates and are subject to change at anytime over the life of an investment at the Company’s option.

*	Compounded daily based on a 365 day year

THE MONEY TREE INC.

114 S. Broad St.

Bainbridge, GA 39817

Call Marvin Hall or Cissie Franklin

THIS ADVERTISEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED ABOVE. AN OFFER MAY ONLY BE MADE BY PROSPECTUS DATED                      2005 AND THE RELATED PROSPECTUS SUPPLEMENTS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OR GUARANTEED BY ANY DEPOSITORY INSTITUTION, AND THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY.